MARK F. RADOM
60 East 42nd Street, Suite 1812
New York, NY 10165
TEL 973 438 2864 FAX 404 759 2161
mfradom@gmail.com

RECEIVED
2008 MAY 19 A 7:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 13, 2007

BY POST
Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington, D.C. 20549

08002588

SUPPL

Re: WheelTug plc
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Ladies and Gentleman:

I am acting as United States counsel to WheelTug plc (the *"Company"*), which has been granted an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the *"Exchange Act"*) pursuant to Rule 12g3-2(b) of the Exchange Act. The relevant file number is – 82-35108. In furtherance of such exemption, I hereby enclose two press releases. Each press release is available on the Company's website.

If you have any questions with regard to this information, please contact me at +44 208 457 6694 or mfradom@gmail.com.

Yours faithfully,

Mark Radom

PROCESSED
MAY 21 2008
THOMSON REUTERS

Dw 5/19

Luxell Awarded Supply Contract for WheelTug Cockpit Interface

13:01 ET

http://newswire.ca/en/releases/archive/March2008/10/c2505.html

Luxell Awarded Supply Contract for WheelTug Cockpit Interface

TORONTO, March 10 /CNW/ - Luxell Technologies Inc. (TSX:LUX) is pleased to announce that it has been awarded the contract to supply the cockpit controls interface kit for the WheelTug system for moving aircraft on the ground. The contract is expected to extend through the lifetime of the WheelTug 737NG system.

WheelTug® is a patented, proprietary system that uses electric motors to allow the pilot or ground crews to move an aircraft without the use of a tow tug or the main engines. Among the potential benefits of the WheelTug system are reduced fuel consumption, pollution, and emissions, as well as shorter aircraft turnaround times between flights and a reduction in flight delays. WheelTug will be particularly beneficial at congested airports where time is lost because of the need for tugs. Use of WheelTug will also have a positive impact on Foreign Object Debris (FOD) and airside safety by reducing the time during which engines are run on the ground.

As a risk-sharing development partner, Luxell will, in concert with WheelTug Limited and its customers, define the cockpit controls interface configuration, develop, test and qualify all the necessary hardware as part of the overall WheelTug system Supplemental Type Certificate for Boeing 737NG aircraft. WheelTug's certification team, including Newport Aeronautical and Gil Thompson, are the interface to the FAA.

In addition to the exclusive supply of the cockpit interface to WheelTug, Luxell will earn an equity stake in WheelTug plc upon timely regulatory approval for the WheelTug 737NG system.

"We're particularly looking forward to working with WheelTug as we think this is an exciting product. It also represents a part of our business strategy to expand into commercial avionics and demonstrate our display expertise to major players in that sector," said Jean-Louis Larmor, Luxell's CEO.

"We evaluated quite a number of potential suppliers, and concluded that Luxell is a good fit for WheelTug's needs, both for the 737NG, and for other aircraft down the road as well," said Isaiah Cox, WheelTug's CEO. "They have the technology and competence to provide a turnkey cockpit kit for the WheelTug system, and we are pleased to have Luxell on board."

WheelTug and Delta Air Lines entered into an agreement in 2007 in which the airline is assisting WheelTug in developing the system and be the launch customer for the 737NG WheelTug worldwide, with the right to acquire WheelTugs for its own 737NG fleet. The agreement also gives Delta the right of first refusal to provide installation and maintenance services on WheelTug systems in the United States for itself and for other airlines that desire such services. Delta has also taken an option to buy up to 600,000 shares of WheelTug plc at an average price of $36 per share.

RECEIVED
2008 MAY 19 A 7:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

About WheelTug

WheelTug Limited is a 100% owned subsidiary of WheelTug plc, which is in turn a majority-owned subsidiary of Chorus Motors plc (PINKSHEETS: CHOMF). Chorus has developed the proprietary Chorus® Star and Chorus® Meshcon electric motor technologies, which offer substantial performance improvements over comparable motor and drive systems. The Chorus systems produce high torque at start-up speeds and are ideal for traction applications besides aircraft, including automobiles, trucks, locomotives, and ships. WheelTug® and Chorus® are registered trademarks of Borealis Technical Limited. Please visit WheelTug's website at http://www.wheeltug.com and read the forward-looking statement at http://www.wheeltug.com/fls.shtml.

About Luxell

Luxell designs, manufactures and licenses flat panel display technologies and solutions for defence and avionics industries. More information can be found at www.luxell.com. (C) Luxell Technologies Inc., Luxell and Black Layer are trademarks of Luxell Technologies Inc. All other company and/or product names are trademarks and/or registered trademarks of their respective manufacturers.

For further information: Luxell Technologies Inc., Simon Dann, Director, Government & Corporate Relations, (905) 363-0325 ext 235, sdann@luxell.com; WheelTug Limited: Chris Bourne, +44 (0)20 7993 4293, pr@wheeltug.com

SOURCE: WheelTug Limited

WHEELTUG PLC

Apr 09, 2008 12:13 ET

Co-Operative Industries to Develop and Supply WheelTug Wire Harnesses

NORTH PLAINS, OR--(Marketwire - April 9, 2008) - WheelTug Limited is pleased to announce that it has selected *Co-Operative Industries Aerospace* to supply the wire harnesses for the WheelTug system for moving aircraft on the ground. The contract is expected to extend through the lifetime of the WheelTug 737NG system.

WheelTug® is a patented, proprietary system that uses electric motors to allow the pilot or ground crews to move an aircraft without the use of a tow tug or the main engines. Among the potential benefits of the WheelTug system are reduced fuel consumption, pollution, and emissions, as well as shorter aircraft turnaround times between flights and a reduction in flight delays. WheelTug will be particularly beneficial at congested airports where time is lost because of the need for tugs. Use of WheelTug will also have a positive impact on Foreign Object Debris (FOD) and airside safety by reducing the time during which engines are run on the ground.

As a risk-sharing development partner, Co-Operative Industries will, in concert with WheelTug Limited and its customers, define the wiring configuration, develop, test and qualify all the necessary hardware as part of the overall WheelTug system Supplemental Type Certificate for Boeing 737NG aircraft. WheelTug's certification team, including Newport Aeronautical and Gil Thompson, are the interface to the FAA.

In addition to the exclusive supply of the wire harness to WheelTug, Co-Operative Industries will earn an equity stake in WheelTug plc upon timely regulatory approval for the WheelTug 737NG system.

"The team here at Co-Operative Industries is excited about being selected to supply the wiring harness needs for such a cutting edge innovation. The potential savings along with the environmental benefit the WheelTug solution offers promises to aid the industry in surviving the current economic downturn," said Sam Symonds, Co-Operative's CEO.

"We are very pleased to add Co-Operative Industries to our team; they have precisely the skills and experience needed for handling the logic and power wiring required for the 737NG system, as well as other WheelTug applications down the road," said Isaiah Cox, WheelTug's CEO. "As with the recent selection of Luxell as the supplier of our cockpit interface, we are making sure that all the WheelTug components are developed and manufactured by suppliers who have a long track record of meeting and exceeding technical and regulatory requirements. With Co-Operative, our wiring is in good hands."

WheelTug and Delta Air Lines entered into an agreement in 2007 in which the airline is assisting WheelTug in developing the system and be the launch customer for the 737NG WheelTug worldwide, with the right to acquire WheelTugs for its own 737NG fleet. The agreement also gives Delta the right of first refusal to provide installation and maintenance services on WheelTug systems in the United States for itself and for other airlines that desire such services. Delta has also taken an option to buy up to 600,000 shares of WheelTug plc at an average price of $36 per share.

About WheelTug

WheelTug Limited is a 100% owned subsidiary of WheelTug plc, which is in turn a majority-owned subsidiary of Chorus Motors plc (PINKSHEETS: CHOMF). Chorus has developed the proprietary Chorus® Star and Chorus® Meshcon electric motor technologies, which offer substantial performance improvements over comparable motor and drive systems. The Chorus systems produce high torque at start-up speeds and are ideal for traction applications besides aircraft, including automobiles, trucks, locomotives, and ships.

WheelTug® and Chorus® are registered trademarks of Borealis Technical Limited. Please visit WheelTug's website at http://www.wheeltug.com and read the forward-looking statement at http://www.wheeltug.com/fls.shtml.

About Co-Operative

Co-Operative Industries is an ISO9001:2000 and AS9100 registered company based in Fort Worth, Texas. The company designs and manufactures electrical wiring interconnects, ignition leads, and flexible conduits for airframe, engine, ground support equipment, and space applications. In addition to manufacturing capabilities, Co-Operative Industries also provides Part 145 repair services such as check & test, overhaul and repair, and S/B incorporation for many of the aircraft wiring harnesses in service today.

For additional information on Co-Operative Industries Aerospace or the services offered, please contact:

Co-Operative Industries Aerospace
5133 Northeast Parkway
Fort Worth, TX 76106

Phone 917-740-4700
Fax: 817-624-4282
email: solutions@coopind.com
Web: http://www.coopind.aero/

END